SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

05038587

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-49177

RECEIVED MAR - 1 2005 WASH., D.C. 213 SEC MAIL PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Inter Securities, Ltd.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Front Street, Suite 3300
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Hamlyn — (415) 986-8040
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stuart Hamlyn, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Inter Securities, Ltd., as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
25th day of February 2005

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

Stuart Hamlyn - Managing Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Inter Securities Ltd.
Table of Contents
December 31, 2004

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Stockholder of
Inter Securities Ltd.

We have audited the accompanying statement of financial condition of Inter Securities Ltd. as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Inter Securities Ltd. as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 23, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Inter Securities Ltd.
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	271,931
Director fees receivable		8,000
Due from affiliate		37,110
Security deposit		32,261
Total assets	$	349,302

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	22,189
Stockholder's equity		
Common stock, $1 par value; 50,000 shares authorized, 1 share issued and outstanding		1
Additional paid-in-capital		19,999
Retained earnings		307,113
Total stockholder's equity		327,113
Total liabilities and stockholder's equity	$	349,302

See accompanying notes.

Note 1 Nature of Activities and Significant Accounting Policies

Inter Securities Ltd. (the "Company") was incorporated under the laws of the British Virgin Islands in February 1996 and registered in the United States as a broker-dealer in securities effective September 5, 1996 and as an introducing broker with the National Futures Association ("NFA") in 2003.

The primary purpose of the Company is to introduce foreign persons to securities issued by certain hedge funds. The managers of the hedge funds compensate the Company directly for such introductions.

Commission and consulting income and the related expenses are recorded on the accrual basis.

Director fees income and the related receivable represent fees earned by one of the Company's directors and an employee for serving as directors to an unrelated entity. Uncollectible accounts are written off in the year they are deemed to be worthless.

Cash and cash equivalents include money market funds with maturities of less than 90 days at the date of purchase and are carried at cost plus accrued interest, which approximates fair value.

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Due from Affiliate

On October 1, 2004, the Company entered into an agreement with Prospect Capital, LLC, an affiliated entity ("Prospect"), whereby Prospect agreed to provide research and consulting services to the Company and the Company would provide Prospect with office space and administrative services.

Pursuant to the agreement, the Company is obligated to Prospect in an amount of $20,000 per month. In addition, to the extent that the Company has incurred expenses on behalf of Prospect, the Company may apply any compensation due to Prospect to the outstanding balance.

At December 31, 2004 an amount of $37,110 was due to the Company from Prospect, representing expenses allocated to Prospect of $127,110 less payments received of $30,000 and compensation due of $60,000.

Note 3 Lease Commitment

The Company leases office space under a noncancelable operating sublease agreement that expires at the earlier to occur of midnight on December 31, 2006 or one day sooner than the expiration of the term of the lease. At December 31, 2004, the aggregate minimum annual rental commitments under this sublease agreement, exclusive of additional payments that may be required for operating expenses and taxes, are as follows:

2005	$ 129,045
2006	129,045
	$ 258,090

Note 4 Off-Balance-Sheet Credit and Market Risk

The Company maintains cash at a financial institution in Miami, Florida. This account is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Uninsured balances were approximately $55,000 at December 31, 2004.

Note 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equal to $30,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had adjusted net capital and net capital requirements of $133,545 and $30,000, respectively.

Note 6 Income Taxes

The Company is incorporated under the laws of the British Virgin Islands. Currently, there are no British Virgin Islands taxes payable.